ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is dated as of the 17th day of July, 2020 (the "Effective Date") between PREDICTMEDIX INC, a corporation existing under the laws of the Province of British Columbia (the "Purchaser") and RAJIV MURADIA, an individual residing in the Province of Ontario (the "Vendor")

RECITALS:

A. The Vendor presently carries on the Business (as hereinafter defined) as a sole proprietorship.

B. The Vendor desires to sell to the Purchaser and the Purchaser wants to purchase the Business as a going concern by purchasing the Purchased Assets (as hereinafter defined) on the terms and conditions set out herein.

NOW THEREFORE, in consideration of all the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement and in the Schedules, the following terms and expressions will have the following meanings:

(a) "Affiliate" means an "affiliate" as that term is defined in the [Business Corporations Act (Ontario)];

(b) "Agreement" means this asset purchase agreement, including all Schedules and Exhibits, as it may be supplemented, amended, restated, or replaced from time to time by written agreement between the Parties;

(c) "Business" means the business carried on by the Vendor at the Effective Date related to development and commercialization of its remote patient monitoring MWB Technology, systems and services and integration of the foregoing with telehealth;

(d) "Business Day" means any day other than a Saturday, Sunday, or statutory holiday in the Province of Ontario;

(e) "Claim" means any claims, demands, actions, causes of action, suits, arbitrations, investigation proceedings, complaints, grievances, charges, prosecutions, assessments, or reassessments (including any appeals or applications for review), damages, losses, costs, liabilities, and expenses, including reasonable legal and other professional fees;

(f) "Closing" means the completion of the sale to and purchase by the Purchaser of the Business and Purchased Assets pursuant to this Agreement;

(g) "Closing Date" means July 17, 2020 or such other date as the Parties may agree as the dat e upon which the Closing will take place;

(h) "Closing Time" means on the commencement of the day on the Closing Date or such other time on such date as may be agreed upon by the Parties;

(i) "Consulting Services Agreement" has the meaning ascribed to such term in Section 8.1(i)(i);

(j) "Commission" has the meaning ascribed to such term in Section 3.4(a);

(k) "Commission Cap" has the meaning ascribed to such term in Section 3.4(a);

(l) "Communication" means any notice, demand, request, consent, approval, or other communication which is required or permitted by this Agreement to be given or made by a Party;

(m) "Consent" means a license, permit, approval, consent, certificate, orders, registration or authorization (including, without limitation, those made or issued by a Governmental Authority or otherwise) in respect of the Business or Purchased Assets;

(n) "Copyleft Materials" means any software or content subject to a Copyleft License.

(o) "Copyleft License" means any license that requires, as a condition of use, that any software or content subject to such license that is distributed or modified (or any other software or content incorporated into, derived from, used, or distributed with any such software or content): (i) in the case of Software, be made available to any third-party recipient in a form other than binary form (e.g., in source code form), (ii) be made available to any third- party recipient under terms that allow preparation of derivative works, (iii) in the case of software, be made available to any third-party recipient under terms that allow software or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than to the extent any contrary restriction would be unenforceable under applicable Law), or (iv) be made available to any third-party recipient at no license fee, or otherwise prohibits or limits the charging of a fee or receiving consideration in connection with licensing, sublicensing or distributing such Software or content (whereby Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons "sharealike" licenses);

(p) "Damage Notice" has the meaning ascribed to such term in Section 7.3;

(q) "Domain Name, Website Content, Social Media and Related Assets" means the:

(i) domain names of the Vendor having a URL of www.mobilewellbeing.com and www.m-wellbeing.com and other domain names owned by the Vendor or related to the Business, together with all websites related to the foregoing, all content contained on any such websites or related to any of the foregoing, and any and all email addresses related to the foregoing; and

(ii) the social media accounts related to the Business, include the YouTube account https://www.youtube.com/user/mobilewellbeing and the Blogspot account http://m-wellbeing.blogspot.com, together with any content contained thereon;

(r) "Effective Date" has the meaning ascribed to such term in the preamble to this Agreement;

(s) "Encumbrance" means any security interest, mortgage, charge, pledge, hypothec, prior claim, lien, easement, servitude, encroachment, restriction, option, adverse claim, reservation of title or ownership, right of others or other encumbrance of any kind, including any lien, trust, security interest or other priority created, or deemed as such, under the Tax Laws;

(t) "ETA" means Part IX of the Excise Tax Act (Canada);

(u) "Excluded Assets" means, as of the Closing Date, the property and assets of the Vendor other than the Purchased Assets, including the following property and assets of the Vendor pertaining to the Business and other businesses of the Vendor, regardless of where they are situated, and all documents, books, accounts, records, and other information relating to such property and assets:

(i) all cash, bank balances, money in possession of banks and other depositories, term or time deposits and similar cash items of, owned, or held by or for the account of the Vendor;

(ii) all inventories, including, without limitation, supplier purchase orders, raw materials, work-in-process, finished goods, and replacement parts of the Vendor;

(iii) all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor in connection with the Business or otherwise;

(iv) all prepaid expenses, deposits, and other sundry current assets of the Vendor;

(v) all shares, notes, bonds, debentures, or other securities of or issued by corporations or other Persons and all certificates or other evidences of ownership thereof owned or held by or for the account of the Vendor;

(vi) all the corporate and financial records of the Vendor other than the Records;

(vii) all agreements and contracts to which the Vendor is a party to or bound by; and

(viii) any real property used or owned by the Vendor;

(v) "GAAP" means the generally accepted accounting principles from time to time as approved by the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis to private enterprises as at the date on which a calculation is made or an action is taken in accordance with generally accepted accounting principles, as those principles may be amended, varied, or replaced by Accounting Standards for Private Enterprises (ASPE) then in effect and generally accepted in Canada and adopted or required to be adopted by the Party;

(w) "Goodwill" means the goodwill of the Business, including all rights, title, and interest of the Vendor in, to, and in respect of all elements in connection with the operation of the Business which contribute to the goodwill of the Business including goodwill represented by the packaging, labelling, advertising, marketing and promotional materials (other than goodwill relating to the Excluded Assets);

(x) "Governmental Authority" means (a) any federal, provincial, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of the foregoing exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or taxing authority or power of any nature; or (b) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(y) "Indemnified Party" means, in respect of Section 9.1, any Purchaser Indemnified Party and, in respect of Section 9.2, the Vendor;

(z) "Indemnifying Party" means, in respect of Section 9.1, the Vendor and, in respect of Section 9.2, the Purchaser;

(aa) "Insurance Policies" means the insurance policies maintained by the Vendor in respect of the Business, which are attached as Schedule 4.16;

(bb) "Intellectual Property" means (i) any and all intangible right granted or obtained in Canada, the United States of America, or any other jurisdiction worldwide under any intellectual property statutory regime or, as applicable, any common law or civil law principle in respect of any intellectual property or rights in any confidential or proprietary information or trade secrets; (ii) all rights in licences, sub-licences, franchise agreements, waivers, and other contractual rights in any of the foregoing; and (iii) all rights to enforce the rights and obtain remedies for a violation of any of the rights set out in clauses (i) and (ii) above;

(cc) "ITA" means the Income Tax Act (Canada);

(dd) "Knowledge of the Party" means the actual knowledge, information, and belief of the directors, officers, and managers of such Party, after reviewing all relevant records and having made and caused to be made reasonable enquiries of the relevant matter of all directors, officers and/or employees of the Party who are reasonably likely to have knowledge of the relevant matter, as may be necessary to obtain informed knowledge, and, for greater certainty, in respect of the Vendor, the term "Knowledge of the Party" shall be "Knowledge of the Vendor" and in respect of the Purchaser, the term "Knowledge of the Party" shall be "Knowledge of the Purchaser";

(ee) "Laws" means all applicable laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies, directives and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, or rulings, in each case having the force of law, and terms and conditions of any grant of approval, permission, authority, or licence of any Governmental Authority;

(ff) "Licensed IP" means the Intellectual Property in any assets or property owned by Persons other than the Vendor and that are being licensed, used, or are proposed to be licensed or used by the Vendor in respect of the Business; and for certainty, "Licensed IP" excludes Vendor IP;

(gg) "Loss" means any and all loss, liability, damage, cost, expense, charge, fine, penalty, or assessment, resulting from or arising out of any Claim, including the reasonable costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement, or compromise relating thereto and all interest, punitive damages, fines, penalties, and reasonable professional fees and expenses incurred in connection therewith but excluding loss of profits and consequential damages and "Losses" has a corresponding meaning;

(hh) "Monthly Commission Payment Period" has the meaning ascribed to such term in Section 3.4(a)(ii);

(ii) "MWB Equipment and Kits" means equipment and kits related to the Business, including those described in Schedule 1.1(vv);

(jj) "MWB Platforms" means the software solutions of the Business operating under the name "MWB Remote Patient Monitoring" or otherwise, including and, for greater certainty, as specified in Schedule 1.1(vv), in both Source Code and Object Code, including and, for greater certainty, all programs, applications, interfaces, applets, software scripts, macros and other instructions or sets of instructions for the any of the foregoing;

(kk) "MWB Proprietary Assets" means, relating to the Business, including and, for greater certainty, the MWB Technology, MWB Platforms, and MWB Equipment and Kits, and to the extent that any of the following are assignable, any and all: (i) design marks, logos, trademarks, service marks, certification marks, official marks, trade names, business names, corporate names, trade dress, distinguishing guises, slogans, meta tags, and other characters, brand elements or other distinguishing features used in association with wares or services, whether or not registered or the subject of an application for registration and whether or not registrable, and the goodwill associated therewith (collectively, the "Marks"); (ii) inventions, arts, processes, machines, articles of manufacture, compositions of matter, formulations and recipes, business methods, developments and improvements, whether or not patentable, methods and processes for making same, and related documentation (whether in written or electronic form) and know-how (collectively, the "Inventions"); (iii) the Records, and all works and copyrightable subject matter of any kind, including all formulations, specifications, engineering, manufacturing and other processes, software, including the computer software used in respect of operations of the Business, and any compilations of any of the foregoing (collectively, the "Works"); (iv) industrial designs (patent designs), whether or not registered or the subject of an application for registration and whether or not registrable (collectively, the "Designs"); (v) circuit board topographies and other similar topographies and special landscapes (collectively, the "Circuit Topographies"); (vi) information that is of a proprietary or confidential nature or not generally available to the public, or a trade secret and any know how in any of the foregoing (collectively, the "Confidential Information"); (vii) Domain Name, Website Content, Social Media and Related Assets; and (viii) rights of the Vendor in the telephone listings and numbers, post office boxes, and similar arrangements;

(ll) "MWB Technology" means any and all technology of the Vendor related to and associated with remote patient monitoring systems and services and integration of the foregoing with telehealth;

(mm) "Net Sales" means the gross receipts from all fees and payments received by the Purchaser related the licensing of the MWB Platforms or the provision of any services by the Purchaser to its customers separately or as an upgrade with the Purchaser's remote patient monitoring or other platforms commencing as of the Closing Date, less deductions for the following:

(i) sales and excise taxes and duties, or other similar levies or charges, paid by the Purchaser and any other governmental charges imposed upon sales or licenses of the MWB Platforms or the provision of any services;

(ii) allowances, chargebacks and credits to customers on account of rejection or return of MWB Platforms; and

(iii) any losses, damages or expenses incurred by the Purchaser in respect of any claims made by any third parties against the Purchaser in respect of the MWB Platforms, and such amounts shall be determined from the books and records of the Purchaser;

(nn) "Object Code" means the set of instructions for carrying out the tasks to be performed by software expressed in machine readable form and commonly understood in the software industry as constituting object code;

(oo) "Open Source Materials" means any software or content subject to an Open Source License;

(pp) "Open Source License" means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License (For the avoidance of doubt, Open Source Licenses include Copyleft Licenses);

(qq) "Originating Persons" means all current and former employees, officers, directors and consultants of the Vendor, including, in the case of a consultant that is not an individual, all employees, officers, directors, shareholders and partners of the consultant;

(rr) "Parties" means the Vendor and the Purchaser, collectively, and "Party" means any one of them;

(ss) "Permits" means the authorizations, registrations, permits, certificates of approval, approvals, licenses, leases, quotas, consents, commitments, rights, or privileges issued, granted or required by any Governmental Authority to the Vendor in respect of the Business, all of which are as set forth in Schedule 4.8;

(tt) "Person" means an individual, body corporate, sole proprietorship, partnership, trust, or unincorporated association, unincorporated syndicate, unincorporated organization, or another entity and a natural person acting in his or her capacity as executor, trustee, administrator, or legal representative, and any Governmental Authority; and for certainty, "Person" does not include the Parties;

(uu) "Purchase Price" has the meaning set out in Section 3.1;

(vv) "Purchased Assets" means, as of the Closing Date, all of the rights, assets, privileges, benefits, and property of whatever nature or kind and wherever situated (other than the Excluded Assets) owned, or used by the Vendor, or held by the Vendor for use, in respect of the Business including the following properties, assets and rights: (i) MWB Technology; (ii) MWB Platforms; (iii) MWB Equipment and Kits; (iv) MWB Proprietary Assets; (v) Vendor IP; (vi) rights in any Permits; (vii) Goodwill; and (viii) all Claims of the Vendor against any Person relating to solely the Purchased Assets, whether known or unknown, contingent or non-contingent to the extent transferable; and all of the foregoing shall, to the extent possible and unless otherwise already included in other Schedules hereto, be listed in Schedule 1.1(vv);

(ww) "Purchaser Indemnified Party" has the meaning ascribed to such term in Section 9.1;

(xx) "Purchaser's Lawyers" means Fogler, Rubinoff LLP;

(yy) "Records" means all current books, records, files, and all technical, business, and financial records and documentation and information, including the technical information, in any form whatsoever to the extent they pertain solely to the Business and other Purchased Assets, in the possession of, or readily accessible by, the Vendor, whether in writing or stored in any retrieval system or database (other than those referred to in the definition of "Excluded Assets") including (i) all, inventory, sales, supplier and customer records, (ii) all sales literature, promotional literature, catalogues and similar materials and related artwork of the Business, (iii) information that can be or is used to define a design or process, or to procure, produce, support or operate materials or equipment; (iv) unless already covered in the foregoing provisions, all records, files, papers, documents, invoices, blueprints, specifications, designs, flow charts, drawings, equipment part lists, patterns, plans, manuals, operating procedures, research, laboratory and/or engineering documentation and materials, accounting records, reports, technical data and information and other data and or databases relating to the other Purchased Assets and the Business, (v) Source Code Materials, and Training and Operating Materials; and (vi) information regarding methods of production and, unless already covered in the foregoing provisions, all production and processing records;

(zz) "Retained Liabilities" means any and all liabilities, debts, or obligations of the Vendor of any kind, character, or description whatsoever, whether past, present or future, absolute or contingent, known, unknown, liquidated, unliquidated or otherwise including, without limiting the generality of the foregoing, the following:

(i) any and all liabilities, debts, or obligations of the Vendor to banks or other financial institutions;

(ii) Taxes payable or remittable by the Vendor relating to (i) the Business and incurred or accrued prior to the Closing Date or (ii) any other operations or businesses of the Vendor;

(iii) for litigation against the Vendor or the Purchaser relating to (i) the conduct of the Business, or the conduct of the Vendor or any predecessor company relating to the Business, prior to the Closing Date, including any litigation associated with the Vendor or any predecessor company thereto involving anti-trust (competition law) matters or (ii) any other operations or businesses (other than the Business) of the Vendor;

(iv) any and all liabilities or obligations of the Vendor arising out of or in connection with the negotiation and preparation of this Agreement and completion of the Transactions contemplated hereby and all income taxes so arising, together with any exigible HST on such amounts;

(v) any and all liabilities or obligations of the Vendor arising from the failure of the Vendor to perform or discharge any of its agreements or covenants contained in this Agreement;

(vi) any and all liabilities or obligations of the Vendor which was required to be disclosed to the Purchaser pursuant to this Agreement and which was not so disclosed to the Purchaser in writing;

(vii) any and all liabilities or obligations under any Laws regarding (A) the Vendor and/or (B) the past or current operation of the Business through to and including the Closing Date;

(viii) any and all liabilities, debts, or obligations of the Vendor with respect to any (A) personal injury, (B) property damage, or (C) warranty and products liability Claims and obligations, in each case, arising out of: (i) the operation of the Business conducted by the Vendor or otherwise prior to the Closing Date, (ii) the sale, delivery or supply of any goods, products, materials, equipment, or other assets by or on behalf of the Vendor to any Person in respect of the Business prior to the Closing Date, (iii) the rendering of any services by or on behalf of Vendor in respect of the Business prior to the Closing Date, or (iv) Claims for any direct, indirect, punitive, or consequential damage resulting from or connected with any of the foregoing, in each case as of the Closing Date or as otherwise attributable to the Business or the Purchased Assets prior to the Closing Date;

(ix) any and all liabilities, debts, or obligations relating to any Excluded Assets or operations and businesses of the Vendor other than the Business; and

(x) the indemnity obligations of the Vendor regarding any current or former employees of the Vendor or any current or former consultants of the Vendor;

(aaa) "Source Code" means non-executable, human readable version of software, which is fully compatible with the Object Code version thereof, and which is capable of being translated into machine-readable and executable form of the software derived from the source code version of the program following compilation or assembly, recorded in both printed format and on tape or disk in machine readable format containing no passwords or other devices that would prevent or prohibit the use of the source code;

(bbb) "Source Code Materials" means instructions, programmer specifications, notes, explanations and other documentation related to the Source Code, including general flow-charts, input and output layouts, field descriptions, volumes and sort sequences, data dictionaries, file layouts, calculation formulae, details of algorithms and software or developer's tools required to compile and generate a machine readable and acceptable form of the software from the Source Code;

(ccc) "Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever imposed by any Governmental Authority, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as income, gross income, gross receipts, net proceeds, profits, capital gains, alternative or add-on, or minimum, capital, transfer, land transfer, sales, retail sales, consumption, use, HST, value- added, ad valorem, turnover, excise, stamp, non-resident withholding, business, franchising, business licenses, real and personal property (tangible and intangible), stamp, environmental, transfer, payroll, employee withholding, employment, health, employer health, social services, development, occupation, education or social security, and all contributions, premiums, surtaxes, all customs duties, countervail, anti-dumping, special import measures and import and export taxes, all licence, franchise and registration fees, all provincial workers' compensation payments, and all employment insurance, health insurance and Ontario, Canada and other government pension plan contributions;

(ddd) "Tax Law" means any Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes;

(eee) "Tax Return" means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes;

(fff) "Term Sheet" means the term sheet dated June 5, 2020 between the Purchaser to the Vendor;

(ggg) "Third Party Consent" and "Third Party Consents" means any consent from any Persons, including any Governmental Authority, in respect of this Agreement;

(hhh) "Training and Operating Materials" means instructions, manuals, drawings, notes, charts and other information used in connection with instruction and training of individuals in the development, use, installation, implementation, integration, set-up, configuration, operation, updating, enhancement, modification, maintenance or support of software or related systems;

(iii) "Transaction" or "Transactions" means the transactions between the Purchaser and Vendor contemplated by this Agreement and all other agreements delivered hereto;

(jjj) "Vendor IP" means all Vendor owned Intellectual Property in, related to or associated with the Business, including in, related to or associated with the MWB Technology, MWB Platforms, MWB Equipment and Kits and MWB Proprietary Assets, including the MOBILEWELLBEING registered trademark and such other Vendor owned Intellectual Property set out in Schedule 1.1(vv); and for certainty, "Vendor IP" excludes Licensed IP; and

(kkk) "Vendor's Lawyers" means MDK Business Law Professional Corporation.

1.2 Entire Agreement

This Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitute(s) the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, letters of intent (including the Term Sheet), understandings, negotiations, and discussions, whether oral or written, of the Parties and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or the other agreements and documents delivered pursuant to this Agreement.

1.3 Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario.

1.4 Business Day

Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, the payment is to be made or action taken on the next following Business Day.

1.5 Accounting Terms

All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

1.6 Governing Law and Attornment

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Subject to the arbitration provisions set forth in Section 11.2, each Party hereby irrevocably and unconditionally attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

1.7 Certain Rules of Interpretation

(a) In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word "including" or "include" in this Agreement is to be construed as meaning "including, without limitation" or "include, without limitation", respectively.

(b) The division of this Agreement into Articles and Sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c) References to "hereof", "hereto" and "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision.

(d) References in this Agreement to an Article, Section, Schedule, or Exhibit are to be construed as references to an Article, Section, Schedule, or Exhibit of or to this Agreement unless the context requires otherwise.

(e) Unless otherwise specified in this Agreement, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(f) Unless otherwise specified, any reference in this Agreement to any statute includes all regulations made thereunder or in connection therewith from time to time, and is to be construed as a reference to such statute as amended, supplemented or replaced from time to time.

1.8 Schedules and Exhibits

The following is a list of Schedules and Exhibits which form part of this Agreement. The Parties hereto acknowledge that the Schedules and Exhibits will be updated and agreed on prior to Closing.

Schedule	Subject Matter	Section Reference

1.1(vv)	Listing of Certain Purchased Assets	1.1(vv)
3.3	Allocation of Purchase Price	3.3
4.11	Absence of Unusual Transactions	4.11
4.14	Proprietary Assets and Intellectual Property	4.14
4.18	Vendor's HST Registration Numbers	4.18
5.5	Regulatory Approval	5.5
5.6	Purchaser's HST Registration Numbers	5.6

Exhibit	Subject Matter	Section Reference

8.1(e)	Non-Competition, Non-Solicitation and	8.1(e)
	Confidentiality Agreement
8.1(g)(i)	Consulting Services Agreement	8.1(g)(i)
8.1(g)(ii)	Trademark Assignment	8.1(g)(ii)
8.1(g)(iii)	Release	8.1(g)(iii)

ARTICLE 2

PURCHASE, SALE AND DEPOSIT

2.1 Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, on the Closing Date the Vendor shall sell and the Purchaser shall purchase, as of and with effect from the opening of business on the Closing Date, the Purchased Assets and the Business as a going concern.

2.2 Purchaser's Liabilities and Retained Liabilities

(a) Effective as of and with effect from the opening of business on the Closing Date, the Purchaser shall assume, pay when due, perform, and discharge the liabilities and obligations of the Business that arise on or after the Closing Date through the activities of the Business.

(b) The Purchaser shall not assume any Retained Liabilities by virtue of this Agreement or the Transactions contemplated hereby or otherwise, and shall have no liability or responsibility for any Retained Liabilities in any manner.

ARTICLE 3

PAYMENT OF PURCHASE PRICE

3.1 Purchase Price

Subject to the adjustments contemplated herein, the aggregate purchase price ("Purchase Price") payable by the Purchaser to the Vendor for the Purchased Assets is an amount equal to the sum of (i) Twenty-Five Thousand Dollars ($25,000.00), which includes and contains therein the HST, (ii) the value of the aggregate number of common shares in the capital of the Purchaser issued to the Vendor pursuant to Section 3.2(a)(ii), (iii) the aggregate sum of the Commission paid to the Vendor pursuant to Section 3.4(a) and (iv) the value of the aggregate number of common shares in the capital of the Purchaser issued to the Vendor pursuant to Section 3.4(b).

3.2 Payment of Purchase Price

The Purchaser shall satisfy the Purchase Price payable to the Vendor, at Closing, as follows:

(a) At the Closing Time, the Purchaser shall:

(i) deliver to the Vendor's Lawyers, pursuant to a direction of the Vendor on Closing, by way of a certified cheque, bank draft or a wire of immediately available funds to the Vendor's Lawyer's trust account in the amount of Twenty-Five Thousand Dollars ($25,000.00), which includes and contains therein the HST; and

(ii) issue 20,000 common shares in the capital of the Purchaser to the Vendor pursuant to a subscription by the Vendor for nominal consideration; and

(b) On the 90th Business Day following the Closing Date, the Purchaser shall issue 30,000 common shares in the capital of the Purchaser to the Vendor pursuant to a subscription by the Vendor thereto for nominal consideration thereto.

(c) The Purchaser's liabilities regarding the Business and the Purchased Assets shall be limited solely to the provisions set out in Section 2.2(a).

3.3 Allocation of Purchase Price

The Purchase Price shall be allocated among the Purchased Assets in accordance with the allocations set out in Schedule 3.3. The Vendor and the Purchaser shall prepare and file their respective Tax Returns in a manner consistent with such allocations and such elections. The Parties shall adjust Schedule 3.3 in accordance with the increase in the Purchase Price as described in Section 3.4.

3.4 Additional Consideration

(a) Commission. Commencing on as of the Closing Date and continuing thereafter, the Purchaser shall pay the Vendor an amount equal to 20.00% of the Net Sales (the "Commission"), until the aggregate sum of the Commission paid by the Purchaser to the Vendor is equal to the following Commission cap (the "Commission Cap"):

(i) If the Consulting Services Agreement:

(A) is terminated:

(1) prior to or on the first anniversary of the Closing Date, the Commission Cap is the lesser of (I) $250,000.00 and (II) the aggregate Commission paid to by the Purchaser to the Vendor through to and immediately prior to the termination date of the Consulting Services Agreement;

(2) after the first anniversary of the Closing Date but prior to or on the second anniversary of the Closing Date, the Commission Cap is the lesser of (I) $350,000.00 and (II) the aggregate Commission paid to by the Purchaser to the Vendor through to and immediately prior to the termination date of the Consulting Services Agreement; and

(3) after the second anniversary of the Closing Date, the Commission Cap is the lesser of (I) $500,000.00 and (II) the aggregate Commission paid to by the Purchaser to the Vendor through to and immediately prior to the termination date of the Consulting Services Agreement.

(B) continues in good standing after the second anniversary of the Closing Date and the aggregate Commission paid by the Purchaser to the Vendor is equal to is $500,000.00 then the Commission Cap shall be $500,000.00 subject to the terms and conditions of Section 3.4(a) below.

(ii) The Commission shall be payable to the Vendor on a calendared monthly basis and shall be paid by the Purchaser to the Vendor for the Net Sales that the Purchaser actually receives from its customers during such calendar month no later than twenty (20) Business Days following the last day of such calendar month (the "Monthly Commission Payment Period").

(iii) The total aggregate sum of the Commission paid by the Purchaser to the Vendor shall not exceed the Commission Cap. Upon the Vendor receiving a total aggregate sum of the Commission that is equal to the Commission Cap, the obligations of the Purchaser regarding this Section 3.4 shall cease and the Vendor shall not be entitled to any additional Commission hereunder.

(iv) The Commission paid includes and contains therein the HST.

(v) The Commission payable to the Vendor shall be subject to all applicable deductions and all applicable withholdings as set out in the Income Tax Act (Canada), as amended, replaced or revised from time to time, (the "Tax Act") or by such other taxing authorities in Canada.

(vi) At the time the Purchaser makes a Commission payment to the Vendor, it shall provide the Vendor with an accounting and a written report stating the total payment due to the Vendor, and the Net Sales provided by the Purchaser during such Monthly Commission Payment Period.

(b) Share Issuance. The Purchaser shall issue to the Vendor common shares in the capital of the Purchaser according to the following conditions and in compliance with all applicable Laws:

(i) On the 90th Business Day following the date that the Purchaser releases the initial version of the MWB Platforms to the market, the Purchaser shall issue to the Vendor 50,000 common shares in the capital of the Purchaser from Treasury pursuant to a subscription by the Vendor thereto;

(ii) On the 90th Business Day following the date that the Purchaser achieves, in the aggregate, ten (10) paying customers of the MWB Platforms generating Net Sales, the Purchaser shall issue to the Vendor 50,000 common shares in the capital of the Purchaser from Treasury pursuant to a subscription by the Vendor thereto;

(iii) On the 90th Business Day following the date that the Purchaser achieves, in the aggregate, twenty (20) paying customers of the MWB Platforms generating Net Sales, the Purchaser shall issue to the Vendor 50,000 common shares in the capital of the Purchaser from Treasury pursuant to a subscription by the Vendor thereto; and

(iv) On the 90th Business Day following the date that the Purchaser achieves, in the aggregate, thirty (30) paying customers of the MWB Platforms generating Net Sales, the Purchaser shall issue to the Vendor 50,000 common shares in the capital of the Purchaser from Treasury pursuant to a subscription by the Vendor thereto.

3.5 Taxes

(a) The Vendor shall pay all Taxes relating to the operation of the Business which arise prior to or are related to a period of time prior to the Closing and, as applicable, in respect of this Transaction.

(b) The Vendor shall be solely responsible for remitting any applicable HST on the payments made by the Purchaser to the Vendor hereunder. The Parties shall, as applicable, complete and sign on or before the Closing Date, a joint election under Section 167(1) of the ETA, in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder. The Purchaser shall file such election with the Canada Revenue Agency not later than the day on which it is required to file its HST return for its reporting period which includes the Effective Date and shall provide evidence of such filing to the Vendor.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on those representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets:

4.1 Existence

The Vendor validly operates the Business as a sole proprietorship under the laws of the Province of Ontario. Except for the Vendor, none of the Business is carried on by, and no Purchased Assets are owned or used by, any Person.

4.2 Capacity to Enter Agreement

The Vendor has all necessary power, authority, and capacity to enter into and perform its obligations under this Agreement and all other agreements, instruments and documents relating hereto.

4.3 Binding Obligation

At Closing, this Agreement, and all other agreements, instruments, and documents hereto, shall have been duly executed and delivered by the Vendor and shall constitute a valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with the terms of this Agreement or such other agreements, instruments, and documents hereto, as applicable, subject to applicable bankruptcy, insolvency, and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

4.4 No Other Agreements to Purchase

No Person, other than the Purchaser, has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Vendor of any of the Purchased Assets.

4.5 Absence of Conflict

The Vendor, specifically with respect to the Business and the Purchased Assets, is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, option, instrument, charter or by-law provision, judgment, decree, order, regulation or rule of any Governmental Authorities, domestic or foreign, which would be violated, contravened or breached by, or which would result in the creation or imposition of any Encumbrance upon any of the Purchased Assets as a consequence of, the execution and delivery of this Agreement or the consummation of any of the Transactions provided for herein.

4.6 Residence of Vendor

The Vendor is not a non-resident of Canada for the purposes of the ITA.

4.7 Jurisdictions

The Vendor conducts his Business from the Vendor's office. The only jurisdiction where the Vendor is required to be registered is in Ontario. Neither the character nor location of the Purchased Assets or the properties owned or leased by the Vendor in connection with the Business, nor the nature of the Business requires qualification to do business in any other jurisdiction. All of the Purchased Assets will be located in Ontario on the Closing Date.

4.8 Regulatory Approvals; Permits

(a) No authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Vendor in connection with the execution, delivery, and performance of this Agreement or any other documents and agreements to be delivered under this Agreement except where the absence of such authorization, approval, order, consent of, or filing would not have a material adverse effect.

(b) The Business does not require any Permits or other authorizations, registrations, permits, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority to enable the Business to be carried on as currently conducted and to enable the Vendor to own, lease, and operate the Purchased Assets.

4.9 Records

(a) To the Knowledge of the Vendor, the Records are true, correct, and complete in all material respects as of the date to which they relate, as the same may be amended or corrected by or in such Records.

(b) To the Knowledge of the Vendor, any and all material financial Transactions of the Vendor relating to the Business have been accurately recorded in all material respects in the books of account and accounting records which comprise the Records.

4.10 Absence of Changes

Since June 5, 2020 there has not been any material adverse change, nor has there been any occurrence or circumstance which, to the Knowledge of the Vendor, with the passage of time might reasonably be expected to have a material adverse effect.

4.11 Absence of Unusual Transactions

Since June 5, 2020 the Vendor has not:

(a) incurred any debt, liability, or obligation for borrowed money, or incurred any other debt, liability, or obligation, except unsecured current obligations and liabilities incurred in the ordinary course of business in connection with the Business or operations of the Business;

(b) subjected any of the Purchased Assets to any Encumbrance;

(c) with respect solely to the Business, acquired, sold, leased, or otherwise disposed of or transferred any assets other than in the ordinary course of business;

(d) with respect solely to the Business, made or committed to any capital expenditures, except in the ordinary course of business;

(e) with respect solely to the Business and the Purchased Assets, entered into or become bound by any contract, agreement or arrangement, written or oral, affecting the Business or the Purchased Assets which is not in the ordinary course of its business;

(f) modified, amended, or terminated (except for contracts and agreements which expire by the effluxion of time) any contract, agreement or arrangement to which it is or was a party, thereby adversely affecting the Purchased Assets or the assets, liabilities, financial condition, operations, or prospects of the Business;

(g) waived or released any right which it has or had, or any material debt owed to it relating to the Business;

(h) a material adverse effect on the Business or financial position, condition, assets or properties of the Vendor relating to the Business, the knowledge of which would persuade the Purchaser, acting reasonably, that the value of the Purchased Assets is lower than the Purchase Price;

(i) with respect solely to the Business, made any change in any method of accounting; and

(j) agreed or offered to do any of the things described in this Section 4.11.

4.12 Title to Purchased Assets

The Vendor owns, possesses, and has good and marketable title to the Purchased Assets, free and clear of any Encumbrances and is exclusively entitled to possess and dispose of the same to the Purchaser. At Closing, the Vendor shall transfer good title to the Purchased Assets owned by such Vendor, free and clear of any Encumbrances.

4.13 No Real Property and Real Property Leases

The Purchased Assets do not include any real property or real property leases of any kind, or any rights, title, and interest of the Vendor in any real property leases, in any manner.

4.14 Intellectual Property and Intellectual Property Rights

(a) There is no Licensed IP used in the Business except as described in Schedule 4.14.

(b) Schedule 4.14 sets out an accurate and complete list and description of all MWB Proprietary Assets and Vendor IP, including all registrations and applications of the Intellectual Property by the Vendor therein that are material to the Business, including sufficient particulars to identify each item of the MWB Proprietary Assets and Vendor IP, including the nature of use by the Vendor and, as applicable, the jurisdictions and particulars of any application or registration in respect of the Vendor IP.

(c) Except as disclosed in Schedule 4.14:

(i) to the Knowledge of the Vendor, the operation of the Business and the past use or exploitation of the Purchased Assets by the Vendor has not infringed, violated, misappropriated or otherwise conflicted with property, Intellectual Property or any other rights of any Person;

(ii) to the Knowledge of the Vendor, the current and proposed operation of the Business or use or exploitation of the Purchased Assets by the Vendor does not and will not infringe, violate, misappropriate or otherwise conflict with any Intellectual Property or other rights of any Person;

(iii) the Vendor is a party to any action or proceeding, nor, to the Knowledge of the Vendor, is or has any action or proceeding been threatened that alleges that any current or, to the Knowledge of the Vendors, proposed exploitation of any Purchased Assets by the Vendor has infringed, violated, misappropriated or otherwise conflicted with, does infringe, violate, misappropriate or otherwise conflict with, or will infringe, violate or misappropriate or otherwise conflict with, any Intellectual Property or other rights of any Person; and

(iv) there are no outstanding orders, judgments, rulings, decrees, stipulations or agreements, including in respect of any applicable Laws or from any Governmental Authority, restricting the use, exercise, practice or other exploitation of any Purchased Assets therein by the Vendor.

(d) The Vendor has not received any notice that the conduct of the Business or that past or continued use or exploitation of the Purchased Assets has infringed, violated, misappropriated or otherwise conflicted, or infringes, violates, misappropriates or otherwise conflicts, with any Intellectual Property or other rights of any Person. There are no facts nor any basis upon which the conduct of the Business would reasonably be expected to infringe, violate, or misappropriate any Intellectual Property of any Person.

(e) To the Knowledge of the Vendor, no other Person is interfering with, infringing upon, misappropriating or violating the Purchased Assets.

(f) None of the Purchased Assets contain any all Open Source Materials (including release number, if any) included in or integrated with (including as a programming dependency) the MWB Platforms except as described in Schedule 4.14, including (a) the Open Source license (including version number, if any) under which the Vendor uses such Open Source Materials, (b) the location on the Internet, if any, where such Open Source Materials were most recently accessed by the Vendor or any predecessor corporate owner of the Purchased Assets, (c) whether such Open Source Materials have been modified by or for the Vendor (including a description of such modifications, if any), (d) whether such Open Source Materials have been distributed by or for the Vendor or any predecessor corporate owner of the Purchased Assets, and (e) if such Open Source Material is a Copyleft Material, how any Copyleft Materials are integrated with or interact with the Purchased Assets. Neither the Vendor nor any or any predecessor corporate owner of the Purchased Assets has used any Copyleft Materials in a manner that requires any of the Purchased Assets, or any portion thereof, to be subject to any Copyleft License. The Vendor is, and the predecessor corporate owner of the Purchased Assets has been, in compliance with the terms of all relevant licenses (including all requirements related to notices and making source code available to third parties) for all Open Source Materials used by the Vendor, including all copyright notice and attribution requirements, and all requirements to offer access to source code.

(g) The Vendor is the sole legal and beneficial owner of, and has good and marketable title to, the Vendor IP, free and clear of all Encumbrances. In the case of Purchased Assets:

(i) in which copyrights exist, all copyrights arising from Originating Persons have been transferred to the Vendor by irrevocable assignments by the Originating Persons of their respective right, title and interest in the copyright and the underlying Purchased Assets or component thereof, and the Originating Persons have waived all moral rights in their respective contributions to the Purchased Assets or component thereof, and

(ii) in which Intellectual Property other than copyrights exist, the Originating Persons have each irrevocably assigned to the Vendor in writing all Intellectual Property in their respective contributions to the Purchased Assets or component thereof.

(h) Other than as disclosed to the Purchaser with respect to the trademarks which have been transferred to the Vendor and the registration thereto has been filed, none of the Purchased Assets is owned by or registered in the name of any Person other than the Vendor, including any Originating Person, nor does any Person have any interest therein or right thereto, including any license or the right to any royalty or other payments of any kind. No Consent of any Person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Purchased Assets.

4.15 Compliance with Laws

The Vendor is conducting, and has conducted, the Business in material compliance with all applicable Laws. The Vendor has not received any notice or other communication from any Governmental Authority of any alleged or actual violation of or failure to comply with any Law, the enforcement of which would materially adversely affect the ability of the Purchaser to conduct the Business as currently conducted or which would taint in any manner the Purchased Assets.

4.16 Insurance Policies

The Vendor does not have Insurance Policies for the Purchased Assets against loss or damage.

4.17 Litigation

There are no actions, suits, Claims, complaints, grievances, investigations, hearings, or proceedings in respect of or affecting the Business or Purchased Assets (whether or not purportedly on behalf of the Vendor) pending or, to the Knowledge of the Vendor, threatened which adversely affect, or which could adversely affect, the Business or Purchased Assets before or by any Governmental Authority or private arbitrator, whether or not insured, or which might involve the possibility of any Encumbrance against the Business or Purchased Assets. There is no outstanding judgment, decree, order, ruling, stipulations or injunction involving the Business, the Purchased Assets or relating in any way to the Transactions contemplated by this Agreement.

4.18 HST Registration Numbers

The Vendor is registered for purposes of the HST levied under the ETA and the registration number appears in Schedule 4.18.

4.19 Tax Matters

The Vendor has duly filed all Tax Returns with respect to all Taxes required to be filed by it in relation to the Business and/or Purchased Assets and has duly paid and remitted all such Taxes and paid all assessments, re-assessments or Claims, and related charges due or claimed to be due by any federal, provincial, state, local or foreign taxing authorities to the extent that any of the foregoing is due and payable within the time limits prescribed by the relevant Tax Laws, other than Taxes, if any, which are being contested diligently and in good faith by appropriate proceedings, written particulars of which have been delivered to the Purchaser. There are no proceedings, investigations, audits, assessments or reassessments or Claims now or, to the Knowledge of the Vendor, threatened or pending against the Vendor with respect to Taxes.

4.20 Disclosure

The Vendor has no information or knowledge of facts relating to the Vendor, the Business, or the Purchased Assets which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the Transactions contemplated in this Agreement. The representations, warranties and other statements of fact by the Vendor contained in this Article 4 do not contain any untrue statement of a material fact.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying on those representations and warranties in connection with the sale by the Vendor of the Purchased Assets:

5.1 Corporate Existence of Purchaser

The Purchaser is corporation existing under the laws of the Province of British Columbia.

5.2 Capacity to Enter Agreement

The Purchaser has all necessary corporate power, authority, and capacity to enter into and perform its obligations under this Agreement and all other agreements, instruments and documents relating hereto or thereto.

5.3 Binding Obligation

The execution and delivery of this Agreement and all other agreements, instruments, and documents hereto, and the consummation of the Transactions contemplated under this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and all other agreements, instruments, and documents hereto, have been duly executed and delivered by the Purchaser and constitute a valid and binding obligation of the Purchaser, enforceable against it in accordance with the terms of this Agreement or such other agreements, instruments, and documents hereto, as applicable, subject to applicable bankruptcy, insolvency, and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

5.4 Absence of Conflict

None of the execution and delivery of this Agreement and all other agreements, instruments, and documents hereto, the performance of the Purchaser's obligations in this Agreement, and all other agreements, instruments, and documents hereto, or the consummation of the Transactions provided for will:

(a) result in or constitute a breach of any term or provision of, or constitute a default under the articles or by-laws of the Purchaser or any agreement or other commitment to which the Purchaser is a party; or

(b) constitute an event which would permit any party to any agreement with the Purchaser to terminate that agreement or to accelerate the maturity of any indebtedness of the Purchaser or other obligation of the Purchaser.

5.5 Regulatory Approvals

Except as disclosed in Schedule 5.5, no authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Purchaser in connection with the execution, delivery, and performance of this Agreement or any other agreements, instruments and documents to be delivered under this Agreement.

5.6 HST Registration Numbers

The Purchaser is duly registered for the purposes of the HST levied under the ETA and its registration number appears on Schedule 5.6.

5.7 Disclosure

No representation, warranty, or other statement of fact made by the Purchaser in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make any such representation, warranty, or statement, and in light of the circumstances in which it was made, is not misleading.

ARTICLE 6

NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.1 Nature and Survival of Representations and Warranties

(a) Subject to Sections 6.1(b), 6.1(c) and 6.1(d), all representations, warranties, covenants, and agreements of each Party contained in this Agreement will survive the Closing, the execution and delivery of any bills of sale, instruments of conveyance, assignments or other instruments of transfer of title to any of the Purchased Assets and the payment of the Purchase Price for a period of twenty-four (24) months from the Closing Date despite any investigation made by or on behalf of the other Party.

(b) Subject to applicable Laws, the representations and warranties of the Vendor contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.12 and 4.16 and, in respect of any of the foregoing Sections, Section 4.20, will continue in full force and effect for the benefit of the Purchaser without limit as to time and the representations and warranties of the Purchaser contained in Sections 5.1, 5.2, 5.3 and 5.4 and, in respect of any of the foregoing Sections, Section 5.7, will continue in full force and effect for the benefit of the Vendor without limit as to time.

(c) The representations and warranties of the Vendor contained in Section 4.26 will continue in full force and effect for the benefit of the Purchaser for a period of ninety (90) days from the date that the relevant Governmental Authorities are no longer entitled to assess or reassess the Vendor, as the case may be, in respect of the Tax in question, having regard, without limitation, to any waivers given by the Vendor in respect of the Tax, and any entitlement of a Governmental Authority to assess or reassess the Vendor, without limitation, in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default. Where a notice of any Claim is given, in writing, in respect of a representation, warranty or obligation of the Vendor relating to Taxes within the foregoing survival period, the representation, warranty or obligation shall survive in respect of the Claim until the final determination or settlement of the Claim.

(d) All statements contained in any certificate or other instrument delivered by or on behalf of a Party pursuant to or in connection with the Transactions contemplated by this Agreement will be deemed to be made by such Party under this Agreement.

(e) None of the terms and conditions contained herein shall merge on Closing.

ARTICLE 7

COVENANTS

7.1 Conduct of Business Prior to Closing

The Vendor will exercise best efforts to:

(a) Conduct Business in Ordinary Course - Except as otherwise contemplated or permitted by this Agreement, conduct the Business diligently and prudently and will not, without the prior written consent of the Purchaser, enter into any contract or arrangement pertaining to the Business or the Purchased Assets except in the ordinary course of business;

(b) Consultation with Purchaser - Consult with and obtain the prior written approval of the Purchaser with respect to any material acts, Transactions, or decisions not in the ordinary course of business relating to the Business, such approval not to be unreasonably withheld or delayed; and

(c) Consents - Obtain all Consents applicable herein.

7.2 Access for Investigation and Due Diligence

The Purchaser, directly or through its authorized representatives, has carried out due diligence relating to the Business and Purchased Assets. The Vendor agrees to permit the Purchaser and its agents, employees, and advisors, to access the financial and corporate information and data for the Vendor that the Purchaser or its advisors may reasonably request. The Vendor agrees to grant the Purchaser unlimited supervised visits to the Vendor's office during normal business hours during the Interim Period, provided the Purchaser and its advisors shall not unduly disrupt or interfere with the Business and, furthermore, that the Vendor and the Purchaser shall have agreed in advance as to the timing and other details of such visits, both Parties acting reasonably. The Vendor shall provide the Purchaser with all reasonably required general information, financial statements, contracts, and any other information required by the Purchaser to complete such due diligence including the information relating to the due diligence checklist which shall be provided to the Vendor by the Purchaser at the commencement of due diligence, and such checklist will be subject to the approval of the Vendor acting reasonably. The Vendor hereby authorizes all Governmental Authorities having jurisdiction to release any and all information in their possession respecting the Business to the Purchaser. The Vendor shall execute any specific authorization pursuant to this Section 7.2 within three (3) Business Days after being requested to do so by the Purchaser.

7.3 Risk of Loss

All of the Purchased Assets shall be and remain at the risk of the Vendor until the Closing Time, and the Vendor shall continue, in full force and effect, all Insurance Policies, if any, and give all notices and present all claims under all Insurance Policies in a due and timely fashion. If the Purchased Assets or any material part thereof should be materially damaged or destroyed prior to the Closing Time, the Vendor shall forthwith give notice thereof (the "Damage Notice") to the Purchaser and the Purchaser shall have the option, exercisable by notice given within seven (7) Business Days of receipt of the Damage Notice:

(a) to complete the purchase without reduction of the Purchase Price, in which event all proceeds of Insurance Policies, if any, equal to the damage caused to the Purchased Assets shall be payable to the Purchaser together with a sum equal to the deductible amount required to be paid under the applicable Insurance Policies and all right and claim of the Vendor to any such amounts not paid by the Closing Date shall be assigned to the Purchaser;

(b) to complete the purchase with reduction of the Purchase Price equal to the damage or loss to the Purchased Assets as shall be agreed, in writing, by the Vendor and the Purchaser acting reasonably; or

(c) to rescind this Agreement and not complete the purchase if, in the reasonable opinion of the Purchaser, such destruction or damage constitutes a material adverse effect and in such event the Vendor and the Purchaser shall be released from all obligations hereunder, except those stated to expressly survive termination of this Agreement.

If the Vendor gives the Damage Notice within seven (7) Business Days prior to the Closing Date, the Closing Date shall be postponed until seven (7) Business Days after the giving of the Damage Notice.

7.4 Filings and Approvals

The Purchaser, as promptly as practicable after the execution of this Agreement, shall (a) make, or cause to be made, all such filings and submissions under all applicable Laws, as may be required to communicate the purchase and sale of the Business and the Purchased Assets in accordance with the terms of this Agreement and (b) use commercially reasonable efforts (including payment of required fees) to obtain, or cause to be obtained, all consents and approvals necessary or advisable to be obtained by it in order to consummate such Transactions. The Purchaser and the Vendor will coordinate and cooperate with each other in exchanging such information and supplying such assistance as may be reasonably requested by each other in connection with the foregoing, including providing each other with all notices and information supplied to or filed with any Governmental Authority, and all notices and correspondence received from any Governmental Authority.

ARTICLE 8

CLOSING CONDITIONS

8.1 Conditions for the Benefit of the Purchaser

The obligation of the Purchaser to complete the purchase of the Purchased Assets pursuant to this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions (each of which is acknowledged by the Vendor to be for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing, in whole or in part):

(a) Accuracy of Representations - All of the representations and warranties of the Vendor in Article 4 will be true and correct at the Closing, except those representations and warranties which may be affected by the occurrence of events or Transactions expressly contemplated and permitted by this Agreement, including those in the ordinary course of business of the Business, and the Purchaser will have received a certificate from the Vendor confirming the foregoing.

(b) Performance of Obligations - The Vendor will have performed all of the obligations in this Agreement that it is required to perform at or before the Closing and the Vendor will not be in breach of any agreement or covenants on its part contained in this Agreement and the Purchaser will have received a certificate from the Vendor confirming the foregoing.

(c) Receipt of Closing Documentation - All instruments of conveyance and other documentation relating to the sale and purchase of the Purchased Assets and the Business, bills of sale, documentation relating to the due authorization and completion of such sale and purchase and all actions and proceedings taken on or before the Closing in connection with the performance by the Vendor of its obligations under this Agreement, will be satisfactory to the Purchaser, acting reasonably, and the Purchaser will have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the Transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such Transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser's Lawyers, acting reasonably.

(d) Consents and Approvals - All Consents of any Persons or Governmental Authorities in Canada or elsewhere required in connection with the completion of any of the Transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement will have been obtained on or before the Closing Time, except as otherwise specifically provided for herein.

(e) Non-Competition Agreement - The Vendor shall have executed and delivered to the Purchaser a non-competition, non-solicitation, and confidentiality agreement in the form set out in Exhibit 8.1(e), which shall stipulate that no consideration is payable or allocated in respect of the restrictive covenants.

(f) Change of Name - If applicable, the Vendor shall have filed a discontinuation of any business or trade name containing "Mobile Wellbeing", "M-Wellbeing" and other terms similar to the Marks of the Vendor related to the Business or Purchased Assets immediately following the Closing.

(g) Ancillary Closing Agreements. The following executed agreements will be delivered to the Purchaser: (i) consulting services agreement between the Purchaser and the Vendor executed by the Vendor in the form of agreement attached hereto as Exhibit 8.1(g)(i), (ii) trademark assignment of the Marks executed by the Vendor in the form of agreement attached hereto as Exhibit 8.1(g)(ii), and (iii) confirmation and release by The Muradia Family Trust regarding Purchased Assets and the Business in the form of agreement attached hereto as Exhibit 8.1(g)(iii).

(h) No Action to Restrain - No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened in writing by any Person to restrain or prohibit:

(i) the completion of the Transactions contemplated in this Agreement, including the sale and purchase of the Purchased Assets; or

(ii) the Purchaser from carrying on the Business or which would have a material adverse effect on the Business.

If any of the conditions contained in this Section 8.1 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Purchaser, the Purchaser by notice to the Vendor may terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement shall be terminated, provided that the Purchaser may also bring an action against the Vendor for damages other than consequential damages suffered by the Purchaser where the non-performance or the non-fulfillment of the relevant condition is as a result of a breach of a covenant, representation, or warranty by the Vendor.

8.2 Conditions for the Benefit of the Vendor

The obligation of the Vendor to complete the sale of the Purchased Assets pursuant to this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions (each of which is acknowledged by the Purchaser to be for the exclusive benefit of the Vendor and may be waived by the Vendor in writing, in whole or in part):

(a) Accuracy of Representations - All of the representations and warranties of the Purchaser in Article 5 will be true and correct at the Closing, except those representations and warranties which may be affected by the occurrence of events or Transactions expressly contemplated and permitted by this Agreement, including those in the ordinary course of business, and the Vendor will have received a certificate from the Purchaser confirming the foregoing.

(b) Performance of Obligations - The Purchaser will have performed all of the obligations in this Agreement that it is required to perform at or before the Closing and the Purchaser will not be in breach of any agreement on its part contained in this Agreement and the Vendor will have received a certificate from the Purchaser confirming the foregoing.

(c) Consents and Approvals - All Consents of any Persons or Governmental Authorities in Canada to be obtained by the Purchaser or elsewhere required in connection with the completion of any of the Transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement will have been obtained on or before the Closing Time.

(d) Ancillary Closing Agreements - The Purchaser shall have entered into the agreements referred to in Sections 8.1(f) and 8.1(i) and executed the assumption agreement as referred to in Section 2.2(a).

(e) No Action to Restrain - No order of any Governmental Authority will be in force, and no action or proceeding will be pending or, to the Knowledge of the Vendor, threatened in writing by any Person to restrain or prohibit:

(i) the completion of the Transactions contemplated in this Agreement, including the sale and purchase of the Purchased Assets; or

(ii) the Purchaser from carrying on the Business or which would have a material adverse effect on the Business.

If any of the conditions contained in this Section 8.2 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Vendor, the Vendor by notice to the Purchaser may terminate this Agreement and the obligations of the Purchaser and the Vendor under this Agreement shall be terminated, provided that the Vendor may also bring an action against the Purchaser for damages other than consequential damages suffered by the Vendor where the non-performance or the non-fulfillment of the relevant condition is as a result of a breach of a covenant, representation, or warranty by the Purchaser.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnity By the Vendor

Subject to the limitations set out in Section 9.3, the Vendor covenants and agrees to indemnify, defend, save, and hold harmless the Purchaser and any Affiliate of the Purchaser (collectively the "Purchaser Indemnified Parties" and each the "Purchaser Indemnified Party"), effective as and from the Closing Time, from and against any Claims which may be brought against any Purchaser Indemnified Party and/or Losses which any Purchaser Indemnified Party may suffer or incur, directly or indirectly, as a result of, in respect of or arising out of (a) any breach or non-performance or non-fulfillment of any covenant or agreement on the part of the Vendor under this Agreement or in any contract, agreement, instrument, certificate, or other document delivered pursuant to this Agreement; (b) any incorrectness in or breach of any representation or warranty of the Vendor contained herein or in any agreements, certificate, or other document delivered by the Vendor pursuant hereto; (c) any Claim by any Person in respect of the violation, misappropriation or infringement of such Person's Intellectual Property in respect of the Vendor's use or misuse (including, without limitation, any use or misuse by any licensee or sublicensee, assignee, agent or representative of the Vendor) of the Purchased Assets; (d) at any time in respect of (i) any other activities of the Vendor unrelated to the Business or the Purchased Assets for any reason whatsoever, or (ii) any other businesses or divisions of the Vendor for any reason whatsoever, or (iii) the Excluded Assets or Retained Liabilities. The Purchaser Indemnified Party shall provide the Vendor written notice of any available indemnifying circumstances within thirty (30) Business Days of the full particulars of such circumstances becoming known to the Purchaser Indemnified Party.

9.2 Indemnity by Purchaser

Subject to the limitations set out in Section 9.3, the Purchaser hereby covenants and agrees to indemnify, defend, save, and hold harmless the Vendor, effective as and from the Closing Time, from and against any Claims which may be brought against the Vendor and/or Losses which it may suffer or incur, directly or indirectly, as a result of, in respect of or arising out of (a) any breach or non-performance or non-fulfillment of any covenant or agreement on the part of the Purchaser under this Agreement or in any contract, agreement, instrument, certificate, or other document delivered pursuant to this Agreement; and (b) any incorrectness in or breach of any representation or warranty of the Purchaser contained herein or in any agreements, certificate or other document delivered by the Purchaser.

9.3 General Indemnification Rules

(a) Except for Section 9.1(d), the indemnification obligations set out in Section 10.1 and Section 9.2 shall be subject to the limitation described in Article 6 respecting the survival of the representations and warranties of the Parties;

(b) The Parties acknowledge and agree that the indemnity obligations in Section 9.1(d) shall survive the Closing for an indefinite period of time thereafter;

(c) Any Claim for any breach of any of the representations and warranties contained in this Agreement or in any Closing document involving fraud, willful omission, or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law;

(d) The total maximum aggregate liability of the Vendor, as Indemnifying Party hereunder, shall be limited, in the aggregate total, to the sum of the Purchase Price, provided that the foregoing shall not apply to any Claims based on fraud, willful omission, or fraudulent misrepresentation or Claims made pursuant to Section 9.1(d);

(e) The total maximum aggregate liability of the Purchaser, as the Indemnifying Party hereunder, shall be limited, in the aggregate total, to the sum of the Purchase Price, provided that the foregoing shall not apply to any Claims based on fraud, willful omission, or fraudulent misrepresentation;

(f) Any payment made pursuant to this Article 9 to an Indemnified Party shall be an adjustment to the Purchase Price; and

(g) The rights, remedies and recourses of the Purchaser and the Vendor hereunder shall not be affected by the Closing having occurred.

9.4 Carriage of Action

In the event that within fourteen (14) Business Days after receipt of the notice by the Indemnified Party in respect of any Claim by any third party but in no event later than the prescribed date to dispute the matter under applicable Law, the Indemnifying Party gives notice to the Indemnified Party that the Indemnifying Party wishes to dispute the matter in question, the Indemnifying Party shall have the right to litigate such matter in the name of the Indemnified Party using counsel chosen by the Indemnifying Party and the Indemnifying Party shall also have the right to settle or compromise such matter in the name of the Indemnified Party subject to prior written consent of the Indemnified Party but without admission of liability of the Indemnified Party; and provided, however, that contemporaneously with such compromise or settlement the Indemnifying Party shall pay or cause to be paid to the Indemnified Party as either may direct, all amounts owing to the Indemnified Party under this indemnity with respect to such matter and provided further that:

(a) the Indemnifying Party shall furnish reasonable security to the Indemnified Party in respect of any costs or damages arising in connection with any litigation;

(b) the Indemnifying Party shall agree to reimburse the Indemnified Party promptly in respect of all reasonable out-of-pocket expenses of the Indemnified Party in connection with such litigation or pending litigation; and

(c) the Indemnifying Party shall not be entitled to take any steps which would have the effect of forfeiting or otherwise terminating any contract, lease or other agreement, the benefit of which the Indemnified Party would otherwise be entitled to enjoy.

In the event that the Indemnifying Party does not provide the notice referred to in this Section 10.4 assuming the defence of the Claim, any Indemnified Party may defend against such Claim in such manner as it deems appropriate and may take such action as may be reasonably prudent in the circumstances to settle any such Claim.

ARTICLE 10

CLOSING ARRANGEMENTS

10.1 Closing

Subject to the terms and conditions hereof, the Transactions contemplated herein shall be closed at the Closing Time by electronic exchange of documents (including by fax and/or e-mailed pdf) between the Vendor's Lawyers and the Purchaser's Lawyers, which documents shall be held in escrow by the receiving law firm, pending notification by each party that such documents can be released to the counterparty, on the Closing Date, or such other date as the parties may agree upon.

10.2 Closing Procedures

At the Closing Time, (a) the Vendor shall sell and the Purchaser shall purchase the Purchased Assets for the Purchase Price as herein provided; (b) the Vendor shall deliver or cause to be delivered to the Purchaser all documents referred to in Section 8.1(c) and shall deliver to the Purchaser possession of the Purchased Assets, in accordance with the terms of this Agreement; (c) the Purchaser shall deliver or cause to be delivered to the Vendor, as the Vendor may direct in writing, pursuant to Section 3.2(a), by way of a certified cheque, bank draft or wire transfer, the portion of the Purchase Price paid on Closing; and (d) the Vendor and Purchaser shall take the other actions contemplated to be taken by them at or prior to the Closing as specified in Sections 10.1 and 10.2.

10.3 No Broker

Each Party represents and warrants to the other that all negotiations relating to this Agreement and the Transactions contemplated by this Agreement have been carried on between them directly, without the intervention of any other Person on behalf of any Party in such manner as to give rise to any valid claim against any of the Parties for a brokerage commission, finder's fee, or other similar payment.

10.4 Non-Waiver

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving or diminishing the scope of or otherwise affecting any representation, warranty, or indemnity made by or imposed upon the Vendor in or pursuant to this Agreement.

ARTICLE 11

DISPUTE RESOLUTION

11.1 Dispute Resolution

If any controversy, dispute, Claim, question or difference (a "Dispute") arises with respect to this Agreement or its performance, enforcement, breach, termination or validity or any agreement or instrument delivered hereto or its performance, enforcement, breach, termination or validity, the Party initiating the Dispute shall provide written notice in accordance with Section 12.5 hereof to the other Party setting forth in reasonable detail the nature and basis of the Dispute and shall provide reasonable supporting documentation (to the extent available). The Parties will use their best efforts to settle the Dispute as expeditiously as possible. To this end, they will consult and negotiate with each other, in good faith and understanding their mutual interests, to reach a just and equitable solution satisfactory to all of the Parties.

11.2 Arbitration Procedure

If the Parties do not reach a resolution pursuant to Section 11.1 within a period of ten (10) Business Days following the first notice of the Dispute by any Party to another, then upon written notice by any Party to the other, the Dispute will be finally settled by arbitration in accordance with the provisions of the Arbitration Act (Ontario), as amended, based upon the following:

(a) the arbitration tribunal will consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree upon the nomination of the sole arbitrator within five (5) Business Days following delivery of the written notice to arbitrate, then any Party may apply to a judge of the Ontario Superior Court of Justice to appoint an arbitrator;

(b) the arbitrator will be qualified by education and training to pass upon the particular matter to be decided;

(c) the arbitrator will be instructed that time is of the essence in the arbitration proceeding in settling the Dispute;

(d) after written notice is given to refer any Dispute to arbitration, the Parties will meet within five (5) Business Days after the appointment of the arbitrator as provided for above and will negotiate in good faith any changes to these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute;

(e) the arbitration will take place in private and in English, at a location mutually agreeable to the Parties or, failing any agreement on such location, in the City of Toronto, Province of Ontario;

(f) the arbitration award and motivation (reasons for the arbitration award) will be given in writing and, absent manifest or clerical error, will be final and binding on the Parties, and will deal with the question of costs of arbitration and all related matters;

(g) judgment upon any award may be entered in any court having jurisdiction, or an application may be made to the court for a judicial recognition of the award or an order of enforcement, as the case may be;

(h) any Dispute referred to arbitration (including the scope of the Agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) will be governed by the substantive law of the Province of Ontario; and

(i) the Parties agree that the arbitration will be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) may not be disclosed beyond the arbitrator, the Parties, their lawyers and any Person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by applicable Law.

ARTICLE 12

GENERAL

12.1 Payment and Currency

Any money to be paid or tendered by one Party to another pursuant to this Agreement must be paid by bank draft, certified cheque, or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word "dollar" and "$" sign refer to Canadian currency, and all amounts to be advanced, paid, or calculated under this Agreement are to be advanced, paid, or calculated in Canadian currency.

12.2 Tender

Any tender of documents or money pursuant to this Agreement may be made upon the Parties or their respective counsel.

12.3 Costs and Expenses

Except as otherwise specified in this Agreement, all costs and expenses (including the fees and disbursements of accountants, legal counsel and other professional advisers) incurred in connection with this Agreement and completion of the Transactions contemplated by this Agreement are to be paid by the Party incurring those costs and expenses. If this Agreement is terminated, the obligation of each Party to pay its own costs and expenses is subject to each Party's respective rights arising from a breach or termination.

12.4 Time of Essence

Time is of the essence in all respects of this Agreement.

12.5 Notices

Any Communication must be in writing and either: (a) personally delivered; (b) sent by prepaid, registered mail; or (c) sent by email, facsimile or similar method of recorded communication. Any Communication must be sent to the intended recipient at its address as follows:

(i) to the Vendor at:

Rajiv Muradia

111 Echo Drive, Unit 8, Ottawa, Ontario K1S 5K8

Email: rajivmuradia@rogers.com

with a copy to:

MDK Business Law Professional Corporation

200B - 441 MacLaren Street, Ottawa, Onario K2P 2H3

Attention: Naomi Morisawa De Koven

Facsimile No.: 1-866-375-9412

Email: naomi@businesslawadvice.com

(ii) to the Purchaser at:

Predictmedix Inc.

77 King Street West Suite 2905

Toronto-Dominion Centre, PO Box 121

Toronto, ON M5K 1H1

Attention: President

Emails: rahulkushwahphd@gmail.com

with a copy to:

Fogler, Rubinoff LLP

Suite 3000, TD Centre North Tower

77 King Street West

Toronto, Ontario, M5K 1G8

Attention: Rudy Morrone

Facsimile No.: (416) 941-8852

Email: rmorrone@foglers.com

or at such other address as any Party may from time to time advise the other by Communication given in accordance with this Section 12.5. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given and received on the day it is so delivered at that Party's address, provided that if that day is not a Business Day then the Communication will be deemed to have been given and received on the next Business Day. Any Communication transmitted by facsimile or other form of recorded communication will be deemed to have been given and received on the day on which it was transmitted (but if the Communication is transmitted on a day which is not a Business Day or after 3:00 p.m. (local time of the recipient)), the Communication will be deemed to have been received on the next Business Day.

Any Communication given by registered mail will be deemed to have been received on the fifth Business Day after which it is so mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be effected by personal delivery or by facsimile transmission.

12.6 Further Assurances

Each Party shall, at the requesting Party's cost, execute and deliver such further agreements and documents and provide such further assurances as may be reasonably required by the other Party to give effect to this Agreement and Transaction contemplated hereunder and, without limiting the generality of the foregoing, shall do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide such assurances, undertakings and information as may be required from time to time by any applicable Governmental Authority.

12.7 Public Notice

All public notices to third parties and all other announcements, press releases and publicity concerning this Agreement and/or the Transactions contemplated by this Agreement must be jointly planned and co- ordinated by the Vendor and the Purchaser and neither Party shall act unilaterally in this regard without the prior consent of the other Party unless, and only to the extent that, such disclosure is required to meet the timely disclosure obligations of any Party under securities laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and except to the Party's board of directors, senior management, and its legal, accounting, financial or other professional advisers.

12.8 Amendment and Waiver

No supplement, modification, amendment, waiver or termination of this Agreement is binding unless it is executed in writing by the Party to be bound. No waiver of any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does such waiver constitute a continuing waiver unless otherwise expressly provided.

12.9 Remedies Cumulative

The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

12.10 Assignment and Enurement

Neither this Agreement nor any right or obligations hereunder may be assigned by either Party without the prior consent of the other Party. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

12.11 Severability

Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction by a court of competent jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (a) the legality, validity, or enforceability of the remaining provisions of this Agreement; or (b) the legality, validity, or enforceability of that provision in any other jurisdiction.

12.12 Set-Off

The Purchaser shall have the right to satisfy any amount owing by it to the Vendor hereunder by way of set-off against any amount from time to time owing by the Vendor to the Purchaser pursuant to the Vendor's indemnification, as contemplated in Section 9.1, in respect of Losses that arise prior to the time that monies must be paid to the Vendor, provided that the amount of Vendor's indemnification obligation has been either (i) acknowledged in writing by the Vendor or (ii) confirmed by final judgment or decision of a court of competent jurisdiction or a binding arbitration, as the case may be. This right to set-off shall be in addition to any other legal and equitable remedies available to the Purchaser in respect of such Losses. The Purchaser shall provide the Vendor written notice of any claim to which set-off applies within thirty (30) Business Days of such of the full particulars of the claim becoming known to the Purchaser.

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12.13 Facsimile and Counterparts

Delivery of this Agreement by facsimile transmission or by e-mail transmission of Adobe Acrobat files constitutes valid and effective delivery. This Agreement may be executed and delivered in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

PREDICTMEDIX INC.

Per:	/s/ Rahul Kushwah
Name: Rahul Kushwah Title: President
I have authority to bind the corporation.

Witness Name:	RAJIV MURADIA

12.13 Facsimile and Counterparts

Delivery of this Agreement by facsimile transmission or by e-mail transmission of Adobe Acrobat files constitutes valid and effective delivery. This Agreement may be executed and delivered in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

PREDICTMEDIX INC.

Per:
Name: Rahul Kushwah Title: President
I have authority to bind the corporation.

/s/ Priti Muradia	/s/ Rajiv Muradia
Witness Name: Priti Muradia	RAJIV MURADIA